Exhibit 99.9
Oct 19, 2007 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited for
the quarter ended September 30, 2007
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire

Correspondent: About pricing on new and renewed contracts...how did you do on pricing?
Suresh Senapaty : I think we have done pretty well. First of all I think Wipro has been having a very satisfying Q2. We have done very well on several fronts, one is on front of revenue, which is a growth $796.5 million against a guidance of $777 million, and which made the growth in the telecom service provider space, in T&PA, technology and media good, Growth in our financial services has been good. So is the growth in Europe which is about 14 plus percent. Japan has grown again 26% sequential. So growth both in the geography as well as various verticals and all the practices has been good. Whether it is a BPO, IT infrastructure services, and testing services all double digit growth. Similarly we have done pretty well on the profitability front having expanded operating margin by about 80 basis points.
Correspondent : That is from earlier quarter is it?
Suresh Senapaty : I am sorry, 22.5, 22.4 including the acquisition.
Correspondent : 22.4% versus...
Suresh Senapaty : Versus 21.6, and this is after acquisition or before acquisition it will be 22.5.
Correspondent : 21.6, year ago or quarter ago?
Suresh Senapaty : Quarter ago.
Correspondent : Okay, so 22.4 is after acquisition.
Suresh Senapaty : After acquisition, near about 1%.
Correspondent : 1% on quarter.
Suresh Senapaty : Yes.
Correspondent : Sequential.
Suresh Senapaty : On the profitability front we have done pretty well. On the large deal we have done very well as we have seen that we have announced this state of Missouri, part of Infocrossing deal, this is a large deal of $275 million over a 6 year period and it has an incremental revenue component of more than $160 million to the existing contract expiring in 2008, it will be renewed with an increased amount and that is where the incremental $160 million revenue kicks in, and similarly we have talked about another large $160 million deal from a US technology company. Apart from that there are several other deals that we have won in the financial services etc.
Fourth is we think these two acquisitions that we have completed that is on the M&A front, Infocrossing has been a good acquisition so far as we are concerned, the stock listed company acquisition that Wipro has done. We went through the tender process and the tender process was completely successful, and based on that from 20th of September we have consolidated it in the Wipro’s account. And the other acquisition we completed was in term of OKI in the technology space where you know it is a center in Singapore and that gives us an access into a space which we have not been present. And as you know also in the telecom service provider space we are seeing a lot of good traction. In a sense Nokia entity where we have got this Berlin facilities where we have signed a contract for taking forward this particular deal with Nokia. And if you look at on the global footprint it has been enhanced by adding on a center in Atlanta and Georgia in the US and also in Monterrey in Mexico. Similarly we have done well on the partnership and alliance front where we had become one of the few global partners of SAP Germany. Similarly with Lockheed Martin we have set up a network center and operation center in Gurgoan, which is called Ambar Jyothi, this is in alliance with Lockheed Martin. And also on the applied innovation, Wipro has been running the campaign and Wipro has now set up a first ever global awards, it has been the first of its awards, will be given in the end of October in New York.
Correspondent : Can I just ask about the price system, it is an additional question, what happens if prices on renewed and new contracts?
Suresh Senapaty : Yes pricing on the renew I think the renewal pricing we have been able to get about 2 to 5%.
Correspondent : New contracts?
Suresh Senapaty : New contracts are also we are able to get about 3 to 5% better prices.
Correspondent : And do you think that is sustainable?
Suresh Senapaty : It is, but we have not shared that data, but you know more often than not because what happens in which quarter..
Correspondent : What is your percentage in repeat business?
Suresh Senapaty : About 98%.
Correspondent : Offshore contribution has gone up.
Suresh Senapaty : Right, offshore has gone up by 1%.
Correspondent : Utilization has gone up?
Suresh Senapaty : Utilization has gone up despite about more than 5000 people.
Correspondent : Renewals is 2-5% and new is 3-5%?
Suresh Senapaty : Yeah, that is 20 basis points.
Correspondent : To what sir? Utilization has gone up 20 basis points.
Suresh Senapaty : That is quarter-on-quarter.
Correspondent : To what?
Suresh Senapaty : 67.3. On a gross basis, and on the net basis 74.7.

And net has also gone up by 20 basis points.
Correspondent : And offshore is now 46% of the business?
Suresh Senapaty : That is correct.
Correspondent : Sir blended pricing went up by...
Suresh Senapaty : 1%.
Correspondent : Sir the Guidance $905 million sir for IT services, it is pretty strong, so what is the logic behind it in terms of strong demand?
Suresh Senapaty : See we have given a guidance which is about $905 million which includes about $60 million on acquisition. This amounts to about 7% on a organic basis sequential growth, which is similar to what we had in the last quarter and we have delivered even better.
Correspondent : Minus the $60 million of 7%.
Suresh Senapaty : It was minus, otherwise it is much higher. I think this growth is coming from the fact that we had one large deal There was a good pipeline, good traction we were getting into... some of the initiatives were taken in terms of mega and gamma account, and this 360 degree initiative apart from this company partnership is reinforcing our ability to sell more into those accounts.
Correspondent : Are you seeing a slow down in the US?
Suresh Senapaty : No, so far we have not seen anything of that, I think the number of the customers, more and more RFPs that you are looking at, and the quality of the funnel that we are seeing, it is looking stronger and stronger. From that perspective while we would be watchful so far as any particular slow down is concerned at this point in time we have not experienced anything like that and we hope we would not experience in the near term.
Correspondent : Any impact from the sub prime issue on your contract this quarter, in the second quarter?
Suresh Senapaty : No, because of our exposure in the sub prime is very, very less, that is less than 1%, and in fact if you look at Wipro our financial services business has grown very good.
Correspondent : And what is that now, how much of your revenue comes from the financial services sectors?
Suresh Senapaty : It is about 24.
Correspondent : Sir if you could give us the US margins because I have couple of questions on your margins?
Suresh Senapaty : We don’t give margin geography wise.
Correspondent : No, no US GAAP, US GAAP we want.
Suresh Senapaty : 22.1.

Correspondent : Versus.
Suresh Senapaty : 240 basis points jump.
Correspondent : Yeah 22.1% in Q2 right, US GAAP.
Correspondent : That is US GAAP?
Suresh Senapaty : That is the US GAAP.
Correspondent : And what is the margin outlook?
Suresh Senapaty : So far as the current quarter is concerned despite it is being low number of billing rates we will have the full impact of the compensation increase that we have given in the 1st of August. We think we have enough levers to be able to mitigate most of this and therefore we would look and we would expect a very narrow range in the movement of the operating margin due to foreign exchange.
Correspondent : What is the narrow band?
Suresh Senapaty : I have not talked about that, all we are saying is that we have enough levers to be able to mitigate most of this impact that we are looking at in the form of any kind of lower billing rates and also the full impact of the cost in the offshore cost increase that we have been seeing.
Correspondent : Sir what was the impact of the rupee on the margin side you said?
Suresh Senapaty : Very small, marginal, because overall our realization was 40.79 versus 40.67 in Q1 versus Q2.
Correspondent : 40.69 in Q1.
Suresh Senapaty : Our forward cover is about gross basis is $1.1 billion and the net basis is 730, net means out of this 1.1 you archive something to the existing exposures we have on the balance sheet.
Correspondent : What is your take on the rupee sir, you think it is continuously challenge for you?
Suresh Senapaty : Yeah of course, I think outlook for the rupee is very difficult to predict because we are seeing even the Reserve Bank of India as well as the Minister of Finance are wondering as to what should be done. The Finance Minister had already spoken rupee being in an uncomfortable zone and we are seeing impact of that particularly on smaller exporters, so I think we will see much more stability and over a medium to longer term a gradual appreciation rather than more severe appreciation in the shorter term.
Correspondent : You are expecting a more gradual appreciation.
Suresh Senapaty : In a medium to longer term rather than anything to do in the shorter term.
Correspondent : Do you have the number for the rupee impact?
Suresh Senapaty : So that is what I said, that it was 40.79 in the Q2 versus 40.63 in Q1.
Correspondent : Sir what is the impact of salary increases during this quarter?

Suresh Senapaty : It is about 12 to 13%, we gave a compensation increase effective 1st of August on all our offshore employees.
Correspondent : And what is the impact on margins?
Suresh Senapaty : Net of bulge was about 1%. Net of bulge means we have done some change because we had lot of rupee additions also freshers you know generally why I am saying net of bulge is because our objective is to make sure that cost per person offshore is kept constant even if you keep giving the salary increases at 12 to 13%.
Correspondent : So basically you have hired more or less experienced people sir.
Correspondent : So it is basically that you had a 100 basis points effect because of the salary increase in this...
Suresh Senapaty : ...segment of bulge, but only salary increase is by 1.6%.
Correspondent : 1.6% overall.
Correspondent : How many ?
Suresh Senapaty : About 240, I think we have offered letters given to about 15,000 people for the next fiscal joining.
Correspondent : And attrition rate sir?
Suresh Senapaty : Attrition rates has improved actually by about 220 basis points, that is overall, global IT.
Correspondent : Quarter-on-quarter or year-on-year?
Correspondent : Sir if you can give your outlook for this quarter and overall how the business is doing?
Suresh Senapaty : I think the outlook for the current quarter again continues to be looking good in the sense that as we have reflected in the guidance of ours which is about $905 million which includes approximately $50 million coming from new acquisitions and which means in terms of a sequential of about 7% guidance, and I think our outlook is good from service providers, from technology, and customer base to retail from telecom service providers.
Correspondent : What about the other factors, do you expect to continue getting billing rate increases?
Suresh Senapaty : You know we have already been attempting to be able to getting price increases and we have made very decent success compared to what we have been doing in the past and we look forward to more and more success.
Correspondent : Do you think it is sustainable in the second half of the year, because some people have felt it may not be possible?
Suresh Senapaty : Price realization will be sustainable but when it comes to a number of days billing which impacts to that extent it is optics where it tends to show a lower rate realization but actually the realization so far as the customers are concerned is going up.